TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

June 29, 2017

Mr. John Reynolds,

Assistant Director,

Office of Beverages, Apparel, and Mining,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Response to Comments on the Preliminary Proxy Statement on

Schedule 14A filed by INC Research Holdings, Inc. (“INC” or the

“Company”) on June 9, 2017 (File Number 001-36730) and INC’s

June 28, 2017 Response to the Staff’s June 27, 2017 Comment Letter

Dear Mr. Reynolds:

On behalf of our client, INC, enclosed please find relevant excerpts of the Company’s Proxy Statement on Schedule 14A, as proposed to be filed in definitive form with the Securities and Exchange Commission (the “Commission”) on EDGAR (the “Definitive Proxy Statement”), marked to show changes from the relevant excerpts filed with the Company’s June 28, 2017 response to the Staff’s June 27, 2017 comment letter.

The changes reflected in the enclosed excerpts of the Definitive Proxy Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 29, 2017 (the “Comment Letter”). The Definitive Proxy Statement will also include other changes that are intended to update and render more complete the information contained therein. INC has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Double Eagle Parent, Inc. (“inVentiv”), regarding the Comment Letter.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow the reproduced comments. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the Definitive Proxy Statement.

John Reynolds

June 29, 2017

Background of the Merger, page 67

1.	We note your response to comment 1. Where you identify representatives of the Sponsors, please clarify which Sponsor.

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted Background of the Merger section on the pages numbered 68 and 70 to clarify the applicable Sponsor.

2.	We note your response to comment 2 and the last paragraph on page 69 where you reference discussions with representatives of the Sponsors after an impasse had been reached on March 15, 2017. It is unclear if material decisions or terms were discussed with the Sponsors. We also note the disclosure on page 71 regarding a preliminary proposal and deal structure discussed on April 8, 2017. However, you do not clarify the material terms and discussions regarding “financing, tax and other factors.” Please revise the last paragraph on page 69, the first paragraph on page 71, and related negotiation disclosure to further clarify the material terms and material changes to the agreements as the transaction progressed from the initial outline to the final agreement approved by the board.

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted Background of the Merger section on the pages numbered 70 (formerly page 69 in the prior excerpt) and 71 accordingly.

Any questions or comments with respect to the Definitive Proxy Statement or this letter may be communicated to me at (212) 558-7931 or veeraraghavank@sullcrom.com, or Scott Crofton at (212) 558-4682 or croftons@sullcrom.com. Please send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9519 or by email to veeraraghavank@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Krishna Veeraraghavan

Krishna Veeraraghavan

(Enclosures)

cc: Chris Gaenzle
(INC Research Holdings)

Scott Crofton
(Sullivan & Cromwell LLP)

On February 8, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood in attendance. At the meeting, Mr. Macdonald reviewed two potential strategic transaction opportunities, one of which was a possible transaction with inVentiv. The Board discussed that these potential transaction opportunities could benefit INC Research given shifting competitive dynamics in the CRO space and the potential risks and benefits of pursuing a strategic transaction relative to maintaining the status quo. After these discussions, the Board authorized management to assess these opportunities further and directed management to update the Board at its next board meeting, including by providing a broader strategic overview of the industry and INC Research’s market position.

On February 21, 2017, Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood, representatives from INC Research management, met with Messrs. Bell and Eldredge, representatives from inVentiv management, Todd Abbrecht, a representative of THL, and Carmine Petrone and Mike Miltenberger, representatives from Advent, in Raleigh, North Carolina for discussions regarding INC Research’s and inVentiv’s respective businesses and relative financial performance, as well as strategic transaction opportunities between INC Research and inVentiv which included a discussion of a potential business combination and related non-economic deal terms such as structuring, governance and timing considerations.

Before the opening of the financial markets in New York City on February 28, 2017, INC Research reported its financial results for the fourth quarter and year ended December 31, 2016 and published guidance for 2017. Among other things, INC Research reported net book-to-bill in the fourth quarter 2016 that was slightly below expectations, but announced that cancellations of and delays within existing backlog had a larger than usual impact on the backlog expected to be recognized as revenue during 2017. The closing price of INC Research common stock on February 28, 2017 was approximately 23% lower than the previous day’s closing price.

On March 1, 2017 and March 2, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush, Ms. Chitwood, Michael Gibertini and Neil Ferguson and representatives of Centerview in attendance. At the meeting, the Board and INC Research management discussed the competitive landscape of the industry and the market environment, including recent consolidation in the CRO space which had improved the capabilities and scale of other CROs. The Board also reviewed the scope of services that consolidated CROs were able to offer their customers in comparison to those offered by INC Research. In addition, the Board discussed INC Research’s business development efforts, including 2016 sales, means of expanding the addressable market and a forecast for 2017. Based in part on these discussions, the Board and INC Research management recognized the strategic importance of increasing the scale of INC Research’s operations and expanding the scope of its service offerings in order to improve its ability to generate business from existing and prospective customers. Messrs. Macdonald, Gaenzle, Rush, Gibertini and Ferguson and Ms. Chitwood, together with Centerview, then discussed the two strategic transactions previously considered at the Board’s February 8, 2017 meeting, including a potential transaction with inVentiv that would enable INC Research to expand its clinical services and also offer commercial contract organization capabilities. Messrs. Macdonald, Gaenzle, Rush, Gibertini and Ferguson and Ms. Chitwood, together with Centerview, also discussed with the Board certain potential terms of a transaction with inVentiv. INC Research management and the Board discussed the likely need to conduct substantial due diligence reviews, the time required to negotiate a deal containing favorable terms and the benefit of an exclusivity agreement. After discussion, the Board authorized INC Research management to submit an indication of interest to inVentiv consistent with the terms discussed at the meeting, together with an exclusivity agreement providing for a 60-day exclusive negotiation period.

On March 7, 2017, Mr. Macdonald sent a written non-binding proposal to Mr. Bell together with a draft exclusivity agreement. Mr. Macdonald and Mr. Bell also discussed the proposal and exclusivity agreement via telephone. The proposal was for a “merger-of-equals,” all-stock transaction in which inVentiv would be acquired based on a $4.5 billion enterprise valuation, with INC Research common stock valued at a price per share using the volume weighted average stock price during the 20 trading day period immediately prior to signing. The proposal also provided that the THL Sponsor and the Advent Sponsor would each have the right to nominate two directors, for a total of four directors on a nine person combined company board of directors. Under the proposal, the combined company would maintain its headquarters in Raleigh, North Carolina and maintain a significant presence in the Northeast corridor, and the management team would subsequently be determined by the parties, but INC Research expected Mr. Macdonald to be the Chief Executive Officer of the combined company and that INC Research would select the Chairman of the Board.

On March 14, 2017, Mr. Bell sent a response letter to Mr. Macdonald, and they discussed the terms of the letter via telephone. inVentiv expressed a willingness to proceed with a transaction on the basis of a $4.8 billion enterprise valuation of inVentiv, with the value of INC Research to be based on a methodology and measurement period to be agreed upon prior to signing. The inVentiv response contemplated an 11 person board of directors, with five directors, including Mr. Bell, to be selected by the Sponsors, five representatives nominated by INC Research, and a chairperson that INC Research and inVentiv would jointly agree upon prior to the closing of the Merger. The inVentiv response provided that Mr. Bell would be the Chief Executive Officer of the combined company for two years following the closing of the merger, with Mr. Macdonald to act as President during that period and to become the Chief Executive Officer after the conclusion of such two-year period. The response letter was accompanied by a revised draft of the exclusivity agreement which maintained the concept of a 60-day exclusive negotiation period.

Later on March 14, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush, as well as representatives of INC Research’s legal counsel, Sullivan & Cromwell LLP, which we refer to as Sullivan & Cromwell, and Centerview in attendance. At the meeting, a representative of Sullivan & Cromwell reviewed with the Board members their fiduciary duties under Delaware law in connection with their evaluation of the potential transaction as well as process considerations associated with the potential transaction. INC Research management reviewed with the Board the transaction valuation proposed by inVentiv as well as financial matters concerning both INC Research and inVentiv. INC Research management also compared and contrasted the businesses, past results and projected future performance of INC Research and inVentiv. After discussion, the Board decided to propose a $4.6 billion enterprise valuation for inVentiv, to be determined on the basis of INC Research’s volume weighted average stock price during the 20 trading day period immediately prior to signing. In an executive session following the meeting without management or outside advisors present, the Board decided to propose that Mr. Macdonald serve as the Chief Executive Officer of the combined company, and that the combined company have a nine person board of directors, of whom five directors, including the chairperson and Mr. Macdonald, would be nominated by INC Research.

On March 15, 2017, Mr. Macdonald sent a revised proposal letter to Mr. Bell reflecting the terms discussed at the prior day’s board meeting, together with a revised exclusivity agreement. Later that same day, representatives of inVentiv’s financial advisor, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, contacted representatives of Centerview to inform them that inVentiv was not amenable to INC Research’s proposals on valuation or governance. The Credit Suisse representatives further indicated that inVentiv was not willing to make a counterproposal or to continue its work on the basis of INC Research’s response. Representatives of Centerview thereafter relayed this information to INC Research.

On March 16, 2017, the Board held a meeting to discuss the response from inVentiv, with Messrs. Macdonald and Gaenzle in attendance. The Board continued to express its belief that the transaction was strategically desirable but also expressed concern about developing an appropriate board composition and management leadership structure for the combined company. The Board decided that its members should meet with Mr. Bell in order to evaluate his vision for the combined company as well as inVentiv’s governance proposals. The Board instructed Mr. Macdonald to inform Mr. Bell that INC Research had not determined to modify its prior proposal, but that the Board had requested a meeting with Mr. Bell. Mr. Bell agreed to this request and asked that Mr. Macdonald meet with the Sponsors as well.

In the days following that discussion and leading up to March 28, 2017, Mr. Bell spoke with several members of the Board and discussed his views on the industry, the two companies, and the transaction. During the same period, after consulting with David Norton, the Chairman of the Board, Mr. Macdonald met with

Mr. Abbrecht and Joshua Nelson, representatives of THL, and Messrs. Miltenberger and Petrone and John Maldonado, representatives of Advent, and discussed the industry, the two companies and the potential transaction. Mr. Bell and Mr. Macdonald did not negotiate the material terms of the transaction in their respective meetings during this period.

On March 28, 2017, at a meeting of the Board with members of INC Research management and Mr. Bell in attendance, Mr. Bell gave a presentation on inVentiv’s contract commercial organization and its leadership and culture. Mr. Bell also responded to questions from the Board.

On March 30, 2017, the Board held a meeting, with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell in attendance and with Centerview in attendance for portions of the meeting. At the meeting, the Board reviewed information previously provided by Centerview regarding certain material relationships or contacts of Centerview and/or its deal team members with inVentiv and certain other affiliates of the Sponsors, the 2017 budget three-year forecast and subsequent changes in INC Research’s performance relative to those forecasts. The Board also discussed the potential impact of changes in the industry and in INC Research’s customer mix on INC Research’s future prospects.

On April 3, 2017, Mr. Bell contacted Mr. Macdonald via telephone with a counterproposal. On behalf of inVentiv, Mr. Bell proposed that inVentiv would be valued at an enterprise value of $4.7 billion and that INC Research common stock would be valued on the basis of the volume weighted average stock price during the 20 trading day period immediately prior to signing. In addition, inVentiv proposed that Mr. Macdonald serve as Chief Executive Officer of the combined company and Mr. Bell as Executive Chairperson of a 10 person combined company board of directors. In addition, the Sponsors would each have the right to nominate two directors. Mr. Bell explained that time was of the essence, and that inVentiv was only willing to proceed with negotiations if the parties worked on a timeline that would enable the parties to announce the transaction prior to INC Research’s next earnings announcement in May.

On the evening of April 3, 2017, the Board held a meeting with Messrs. Macdonald and Gaenzle in attendance. At the meeting, INC Research management reviewed the revised proposal from inVentiv with the Board and discussed NASDAQ and SEC rules and regulations relating to board and committee compositions. After discussion, the Board directed Mr. Macdonald to accept inVentiv’s revised proposal with respect to governance matters but to propose a $4.65 billion enterprise valuation for inVentiv. In light of the perceived favorable terms of the potential transaction and INC Research’s desire to reach an agreement quickly, the Board also directed Mr. Macdonald to indicate to inVentiv that INC Research was willing to proceed under inVentiv’s and the Sponsors’ proposed timeline.

On April 4, 2017, on behalf of INC Research, Centerview conveyed INC Research’s updated proposal to Credit Suisse.

On April 5, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. Centerview reviewed with the Board potential strategic alternatives for INC Research, including maintaining the status quo, returning capital to stockholders, pursuing a “tuck-in” acquisition, pursuing a transformative transaction and pursuing a sale transaction, and discussed industry and other considerations associated with such alternatives and the potential transaction with inVentiv. The Board discussed, together with INC Research management and Centerview, the impact of scale in penetrating the large pharmaceutical consumer market and strategies pursued by other industry participants. Messrs. Macdonald, Gaenzle and Rush, together with representatives of Sullivan & Cromwell and Centerview, also reviewed with the Board the terms of the potential transaction with inVentiv and the potential effects of announcing the transaction. In particular, the Board focused on deal protections and its ability to respond to and accept a superior proposal in the event that such a proposal materialized. In addition, INC Research management discussed the timeline for executing the indication of interest and exclusivity agreement with inVentiv, conducting due diligence reviews and negotiating and signing definitive agreements. The Board considered that a strategic transaction with inVentiv was likely to increase the scale of INC Research’s operations and expand the scope of its service offerings and thereby improve its ability to obtain clinical business from existing and prospective customers. Following discussion, the Board confirmed that it was desirable to pursue a transaction with inVentiv on the terms then under consideration.

On April 6, 2017, INC Research and inVentiv finalized and executed the exclusivity agreement as well as a non-binding written proposal.

On April 8, 2017, representatives of Sullivan & Cromwell provided a preliminary proposal for the structure of the transaction, which contemplated a stock purchase by INC Research of inVentiv’s outstanding common stock. Thereafter, the parties participated in a number of discussions regarding the structural alternatives to best effect the transaction. The parties, together with their respective legal and tax advisors, considered whether to structure the transaction as a stock purchase or a merger, as well as, if the transaction were structured as a merger, whether INC Research or inVentiv would be the surviving company in the merger, whether to effect the merger as a merger of the two top holding companies or as a merger resulting in one company becoming a subsidiary of another, and how to combine the subsidiary holding companies. The structuring discussions considered the parties’ existing indebtedness, the combined company’s capital structure, and the tax treatment of the transaction to each company’s stockholders. On April 17, the parties determined that a merger of the top holding companies, with INC Research as the surviving company, appeared to be the best alternative for the structure for the transaction.

On April 10, 2017, INC Research and inVentiv provided one another with access to virtual data rooms in order to facilitate due diligence review efforts that continued until execution of the merger agreement.

After the receipt of approval from Mr. Norton and following a discussion with the Board, beginning the week of April 10, 2017 and continuing until execution of the merger agreement, Ken Meyers, the Chair of INC Research’s Compensation Committee, working with an outside compensation consultant and the Compensation Committee, developed a proposed compensation package for Mr. Bell in connection with his role as Executive Chairman of the combined company and also considered other compensation and retention arrangements in connection with the transaction.

On April 17, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. At the meeting, Messrs. Macdonald, Gaenzle and Rush provided a status update on the transaction process and preliminary due diligence findings, including findings relating to inVentiv’s commercial contract organization business. Representatives of Sullivan & Cromwell reviewed the proposed financing and structuring arrangements, including the different structures that could be used and the potential benefits and risks associated with each structure, as well as terms of an initial draft of the merger agreement. Mr. Meyers reported on compensation and benefits matters relating to the transaction.

On April 18, 2017, inVentiv’s counsel, Weil, Gotshal & Manges LLP, which we refer to as Weil, sent a draft form of stockholders’ agreement to Sullivan & Cromwell. On April 20, 2017, Sullivan & Cromwell sent a draft merger agreement to Weil. Thereafter and through May 10, 2017, the parties exchanged drafts of all relevant transaction documents, including the form of stockholders’ agreement, the merger agreement, a form of voting agreement, financing documentation, a letter agreement with Mr. Bell and other ancillary agreements. At the direction of the Board, terms of these agreements were negotiated, including with respect to stockholder transfer restrictions, board nomination rights, committee composition arrangements, standstill limitations on the Sponsors, “grouping” restrictions on the Sponsors, preemptive rights, non-solicitation provisions and a related “fiduciary out” permitting the Board to change its recommendation of the transaction in the event of a superior proposal, termination rights, termination fees, the timing of calculating net indebtedness of inVentiv for purposes of determining the net indebtedness amount by which the agreed upon enterprise value would be reduced to arrive at the value of inVentiv equity in the merger, the time by which stockholders signing the voting agreement would be required to deliver their written consent in favor of the merger and transfer restrictions under the voting agreement.